

September 7, 2011

Via E-Mail

Matthew W. Abbott, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLC
1285 Avenue of the Americas
New York, NY 10019

      Re: **Emdeon Inc.**
              Preliminary Schedule 14A
              Filed August 22, 2011
              File No. 001-34435

              Schedule 13E-3
              Filed August 22, 2011 by Emdeon Inc., Blackstone Capital Partners
                  VI, L.P., Beagle Parent Corp., Beagle Acquisition Corp., H&F
                  Harrington AIV II, L.P., HFCP VI Domestic AIV, L.P., Hellman &
                  Friedman Capital Executives VI, L.P., Hellman & Friedman
                  Capital Associates VI, L.P., and Hellman & Friedman Investors VI, L.P.
              File No. 005-85026

Dear Mr. Abbott:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.   We note that General Atlantic LLC and its affiliates hold approximately 42% of the outstanding shares of common stock of the company, have designated directors on your board of directors and participated in the negotiations of the going private transaction. Please tell us why you believe these entity are not affiliates engaged, directly or indirectly, in the going private transaction. For guidance, refer to Question 101.02 of the Division of Corporation Finance's

Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

2.	We note that the Blackstone Filing Persons and the H&F Equityholders are controlled or affiliated with The Blackstone Group, L.P. and Hellman & Friedman LLC, respectively, and that these 2 entities participated substantially in the negotiations of the transaction and will indirectly hold a significant amount of equity in the surviving company. It appears that these entities are also engaged in the going private transaction. Please tell us why you believe these entity are not affiliates engaged, directly or indirectly, in the going private transaction. Alternatively, add them as filing persons on the Schedule 13E-3. For guidance, refer to Questions 101.02 and 201.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

3.	Please delete the language in the second paragraph on page 2 as it attempts to improperly disclaim responsibility for disclosure made by all of the filing persons.

4.	Please revise the last paragraph under the caption "Introduction" to remove doubt from your disclosure whether the transaction is a going private transaction. Your filing the Schedule 13E-3 indicates that this is a going private transaction, thus all filing persons are affiliates of the subject company.

Preliminary Proxy Statement

5.	Please fill in the blanks in the proxy statement.

Summary Term Sheet, page 1

6.	We note your disclosure on page 4 defining unaffiliated stockholders, a term used throughout the proxy statement, to mean holders of Emdeon stock other than the H&F Equityholders. We view officers and directors of the issuer and the GA Equityholders as affiliates of that issuer. Please revise here and throughout the proxy statement to ensure that each filing person's fairness determination addresses unaffiliated security holders in conformity with our position. See Item 1014(a) of Regulation M-A.

Questions and Answers About the Merger, page 11

7.	Please revise your disclosure to consolidate this section and the Summary Term Sheet into one section that avoids duplication of disclosure. See Item 1001 of Regulation M-A.

8.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section <u>at the beginning of the information statement</u>,

<u>immediately</u> following the summary section. See Rule 13e-3(e)(1)(ii). Please relocate this and every section following it (including the sections beginning with the section captioned "The Parties Involved in the Merger" on page 23 and ending on page 30) such that the section captioned "Special Factors" follows the Summary Term Sheet section.

9.   Refer to the question "What will I receive in the merger?" The third paragraph suggests that your management and board of directors do not hold all of the EBS Units. If this is correct, please disclose who else holds such securities and how they are going to be treated in the going private transaction.

Special Factors

Background of the Merger, page 32

10.   We note that on April 7 and May 26, 2011 Morgan Stanley provided certain preliminary financial analyses to the board of directors. Provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to these presentations. We also note that you filed as an exhibit the May 19, 2011 discussion materials but that this section of your disclosure does not include such presentation in the chronology of the transaction. Please revise.

11.   We note that three of your directors acted as the "Outside Directors" (page 35) and were advised by different counsel than the company. Please explain, with a view toward revised disclosure, the distinction between the Outside Directors and the unaffiliated directors and the perceived need to select a group of unaffiliated directors to act as Outside Directors.

12.   Please revise your disclosure to explain the significance of the advice given to Blackstone and described in the last sentence of the partial paragraph at the top of page 39.

13.   Refer to the second entry for July 19, 2011 (page 40). Please describe the referenced "material threshold issues" and "secured concessions." Similarly, described the developments in the negotiations that occurred between July 26 and August 3, 2011 (page 42).

14.   Refer to the last paragraph on page 42 (continuing on page 43) and the second full paragraph on page 43. Please revise to describe what incentive or reason the General Atlantic entities had to forgo payments of $125-$169 million payable over 15 or more years.

Recommendation of Our Board of Directors, page 44

15.   Please explain what about the company's "business, operations, management, financial condition, earnings and prospects" the board found supportive of its fairness determination (seventh bullet point on page 45.

16.   We note the disclosure in the eighth bullet point on page 45 that addresses alternatives to the merger. Please revise your disclosure in here or on page 74 to disclose why each such alternative was rejected. See Item 1013(b) of Regulation M-A.

17.   We note that the board of directors considered the Morgan Stanley and UBS presentations and opinions. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the board of directors adopted Morgan Stanley's and UBS's analyses as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014(b) of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

18.   Please address how any filing person relying on the Morgan Stanley and UBS opinions was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinions addressed fairness with respect to holders of Emdeon shares other than General Atlantic, Hellman & Friedman, the GA Equityholders, the H&F Equityholders and any other security holder (and their respective affiliates) that enters into a voting or rollover agreement with Parent, rather than all security holders unaffiliated with the company.

19.   Revise your disclosure to address the absence of a requirement that the transaction be approved by a majority of unaffiliated security holders. See Item 1014(c) of Regulation M-A.

Opinion of Morgan Stanley & Co. LLC, page 49

20.   Please revise the section captioned "Equity Research Share Price Targets" to explain the basis upon which Morgan Stanley determined the cost of equity rate.

21.   Please revise to disclose the data underlying the results described in these analyses and to show how that information resulted in the values disclosed. For example, disclose (i) the statistics described in the three bullet points at the end of page 52 with respect to the Selected Public Market Trading Multiples Analysis, (ii) the transaction data from each transaction in the Selected Precedent Transactions and Premiums Paid Analysis, and (iii) the data used in the Discounted Cash Flow Analysis and the Hypothetical Discounted Equity Value

analysis. Also, with respect to the Discounted Cash Flow and the Hypothetical Discounted Equity Value analyses, revise your disclosure to show how Morgan Stanley arrived at the reference ranges from the projected financial data.

22.   Please revise this section generally explain how Morgan Stanley determined the discount, growth and premium rates and multiples used in each analysis and how it determined that those rates were the most appropriate indicators of value.

23.   Please revise your disclosure to explain why Morgan Stanley used only the street case projections in the Selected Public Market Trading Multiples and the Selected Precedent Transactions and Premiums Paid analyses.

24.   With respect to the Illustrative LBO analysis, please explain why the exit date used was December 31, 2015 and describe whether using a date sooner or later would have had a significant effect on the results obtained in this analysis.

25.   Refer to the Discounted Cash Flow the Hypothetical Discounted Equity Value analyses. Please disclose the financial projections provided to Morgan Stanley here or include a cross-reference to page 75.

Opinion of UBS Securities LLC, page 58

26.   Please revise to disclose the data underlying the results described in these analyses and to show how that information resulted in the values disclosed. For example, disclose (i) the values and estimates that resulted in each multiple on page 61 with respect to the Selected Public Companies Analysis, (ii) the transaction data from each transaction in the Selected Transactions Analysis, and (iii) the data used in the Discounted Cash Flow Analysis. Also, with respect to the Discounted Cash Flow analysis, revise your disclosure to show how UBS arrived at the reference ranges from the projected financial data.

27.   Please revise this section generally explain how UBS determined the discount, growth and premium rates and multiples used in each analysis and how it determined that those rates were the most appropriate indicators of value.

28.   We note that implied multiples of Emdeon (rightmost column on the tables on pages 61 and 62) for all values in the Selected Public Companies Analysis and for the EV/Adjusted EBITDA and EV/Adjusted Net Income in the Selected Transactions Analysis are near the low end of the implied multiples for the selected companies or transactions and generally below the median implied multiples. Please revise your disclosure in each analysis to describe the consideration given to these results by the board of directors and by UBS and to explain what effect, if any, these results had on UBS's opinion.

Purposes and Reasons of the Company for the Merger, page 63

29.   We note your disclosure in the last sentence of this section. It is unclear from the cross-referenced disclosure why you are undertaking the going private transaction at this time. Please revise the disclosure to explain. See Item 1013(c) of Regulation M-A. In this respect, address the fact that the company conducted its initial public offering two years ago.

Purposes and Reasons of the Blackstone Filing Persons for the Merger, page 63

30.   Please revise or delete the first sentence in this section and the subsequent three section to avoid casting doubt on the applicability of Rule 13e-3 to this transaction and the affiliate status of all filing persons other than the company. Rule 13e-3, by its terms, only applies to issuers and their affiliates. Rule 13e-3 does not include language that authorizes filing parties to disclaim affiliate status by stating that the person "may be considered" an affiliate. Similarly, Rule 13e-3 does not authorize the filing parties to challenge the applicability of Rule 13e-3 by stating that a transaction or series of transactions "may be considered to constitute a 'going private' transaction…" or that the applicability of the rule is the result of "possible interpretation" of the rule.

Position of the Blackstone Filing Persons Regarding the Fairness of the Merger, page 64

31.   Revise your disclosure to address the company's going concern value. See Item 1014(b) of Regulation M-A. Please also apply this comment to the section captioned "Position of the H&F Equityholders Regarding the Fairness of the Merger."

32.   Revise your disclosure to address the absence of a requirement that the transaction be approved by a majority of unaffiliated security holders. See Item 1014(c) of Regulation M-A. Please also apply this comment to the section captioned "Position of the H&F Equityholders Regarding the Fairness of the Merger."

33.   Revise your disclosure to describe any negative factors considered by the Blackstone Filing Persons (and the H&F Equityholders) in making their fairness determination.

Position of the H&F Equityholders Regarding the Fairness of the Merger, page 66

34.   We note your disclosure in the last paragraph on page 69 that the procedural safeguards disclosed "include, but are not limited to, the following." Please revise to ensure that you have discussed all material factors considered in determining procedural fairness.

35.   We note your disclosure on page 71 that these filing persons did not establish a pre-merger going concern value due to the significant change to the company's capital structure subsequent to the transaction. It is unclear why such a valuation could not be used as an indication of the company value in light of the significant analyses conducted by Morgan Stanley and UBS in an attempt to determine such value and the apparent reliance by the company on such analyses and the financial advisor's opinions. Please revise to explain.

Projected Financial Information, page 75

36.   Please disclose the full set of financial projections made available to Morgan Stanley and UBS, not a summary of the projections as you have disclosed.

Financing of the Merger, page 78

37.   Please provide the disclosure required by Item 1007(d) of Regulation M-A.

Interest of the Company's Directors and Executive Officers in the Merger, page 84

38.   Please disclose the proceeds each officer and director will receive from selling shares owned by such person.

Security Ownership of Certain Beneficial Owners and Management, page 141

39.   We note in various footnotes the disclaimer of beneficial ownership "except to the extent of [a person's] pecuniary interest." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

Where Stockholders Can Find More Information, page 145

40.   We note that you attempt to "forward incorporate" by reference any future filings filed with the SEC from the date of this proxy statement through the date of the special meeting. However, Schedule 13E-3 does not permit forward incorporation by reference. If the information provided to security holders in the proxy statement materially changes, you are under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure here in accordance with this comment.

Form of Proxy Card

41.   Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions